UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 10-SB

General Form for Registration of Securities of Small Business Issuers
Under Section 12(b) or (g) of the Securities Exchange Act of 1934

Global Developments, Inc.
(Exact name of small business issuer as specified in its charter)

Delaware	98-0453932
(State of incorporation)	(IRS Employer ID Number)

Suite 510 - 999 West Hastings, Vancouver, B.C. V6C 2W2
(Address of principal executive offices) (Zip Code)

(604) 685-7552
(Registrant's telephone number)

Securities to be registered under Section 12(b) of the Exchange Act: None

Securities to be registered under Section 12(g) of the Exchange Act: Common Shares

The Company intends to apply for quotation on the NASDAQ Over-the-Counter Bulletin Board

Global Developments, Inc.

TABLE OF CONTENTS

Item 1	Description of Business.	2

Business of Issuer		2

Equity Investments		2

Our Investment Strategy		2

Risk Factors		6

Item 2	Management’s Discussion and Analysis or Plan of Operation.	11

Overview		14

Plan Of Operations		15

Results Of Operations		15

Liquidity And Capital Resources		15

Item 3	Description of Property.	15

Item 4	Security Ownership of Certain Beneficial Owners and Management.	17

Item 5	Directors, Executive Officers, Promoters and Control Persons.	17

Richard Crofts, Director and Advisory Board Chair, Age 69		18

Item 6	Executive Compensation.	19

Nil		21

Item 7	Certain Relationships and Related Transactions.	21

Item 8	Description of Securities.	21
Part II		21
Item 1	Market for Common Stock and Related Stockholder Matters.	22

Item 2	Legal Proceedings.	22

Item 3	Changes In and Disagreements With Accountants On Accounting And Financial Disclosure.	22

Item 4	Recent Sales of Unregistered Securities; Use of Proceeds From Registered Securities	23

Item 5	Indemnification Of Directors And Officers.	23

Part F/S		24

Financial Statements.		24

PART I

CAUTION REGARDING FORWARD-LOOKING INFORMATION

All statements contained in this Form 10-SB, other than statements of historical facts, that address future activities, events or developments are forward-looking statements, including, but not limited to, statements containing the words "believe," "anticipate," "expect" and words of similar import. These statements are based on certain assumptions and analyses made by us in light of our experience and our assessment of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate under the circumstances. However, whether actual results will conform to the expectations and predictions of management is subject to a number of risks and uncertainties that may cause actual results to differ materially.

Such risks include, among others, the following: international, national and local general economic and market conditions: our ability to sustain, manage or forecast our growth; raw material costs and availability; new product development and introduction; existing government regulations and changes in, or the failure to comply with, government regulations; adverse publicity; competition; the loss of significant customers or suppliers; fluctuations and difficulty in forecasting operating results; changes in business strategy or development plans; business disruptions; the ability to attract and retain qualified personnel; the ability to protect technology; and other factors referenced in this and previous filings.

Consequently, all of the forward-looking statements made in this Form 10-SB are qualified by these cautionary statements and actual results anticipated by management may not be realized or, even if substantially realized, may not have the expected consequences to or effects on our business operations.

As used in this Form 10-SB, unless the context requires otherwise, "we" or "us" or the "Company" means Global Developments, Inc.

Item 1  Description of Business.

Business of Issuer

Global Developments Inc. (“Global”, “We” or the “Company”) is a venture capital company that focuses on equity and debt financing. Global acquires businesses, in part or in whole, via equity acquisitions of those businesses. Global also arranges debt financing for businesses in the form of loans and convertible debentures. On both the venture capital and debt sides of its business, Global Developments’ clients include private and publicly listed, early-stage and newly formed companies.

The Company has been in operation as Global Developments Inc. since May 30, 2006, when a Certificate of Amendment was filed with the Secretary of State in Delaware to change its name from Autobahn International, Inc. to Global Developments Inc. Prior to our name change to Global Developments, we operated as Autobahn International, Inc. as a venture capital company.

Our Operations

We are a diversified investor of our own capital. We acquire our interest in various businesses through loans, debt securities and equity financings, or a combination of these instruments.

Debt Instruments

➢
Loans: We lend money to clients in the form of a monetary loan or loans. A monetary loan is a debt instrument that is secured by the pledge of collateral. The interest rate we charge on a loan varies, but is usually never greater than 10% and is typically higher than the current prime rate that a bank charges, on an annualized basis. The amount of interest we charge is based on our assessment of the degree of risk we must assume and our assessment of the client’s credit worthiness.

➢
Debentures: We lend money to clients in the form of a convertible debenture or convertible debentures. A convertible debenture is a debt instrument that is secured by a client’s credit worthiness and not by the pledge of specific collateral. As such, a convertible debenture is riskier in nature than is a monetary loan. The interest rate we charge on a loan varies, but is usually never greater than 10% and is typically higher than the current prime rate that a bank charges, on an annualized basis. The amount of interest we charge is based on our assessment of the degree of risk we must assume and our assessment of the client’s credit worthiness. In addition, a convertible debenture can be converted, at a mutually agreed upon time and conversion rate, into common shares of the company that assumed the convertible debenture.

Equity Investments

➢
Private Placement: We invest in our portfolio companies via private placements of either common or preferred stock, or both. When we make a private placement we usually request registration rights, if the portfolio company is likely to file a registration statement or prospectus. In most cases we request anti-dilution privileges whereby we preserve our percentage ownership in the company without having to make a new investment. In certain cases we will ask for a right of first refusal on subsequent rounds of financing.

As of June 30, 2006, Global Developments Inc. has invested a total of $8,394,132 in twenty two different companies, the majority of which are private. Please see “Notes to the Financials Statements, June 30, 2006, Note 2 - Summary of Significant Accounting Policies,” section e, “Investments as of June 30, 2006,” for a description of our investments.

Global Developments’ Loans, Convertible Debentures and Equity Investments as at June 30, 2006:

Company Name	Type of Interest	Sector	Type of Business	Product or Service
Canoe Creek Golf Course	Equity	Entertainment/Recreation	Golf/Real Estate Development	Service
Bio Life Remedies	Equity	Bio-Technology/ Nutraceuticals	Herbal Remedies	Product
Aurelio Resources	Equity	Resources/Mining	Exploration for Copper	Product
Red Truck Entertainment	Equity	Entertainment	Publisher Music	Product
Eagle Aero Holdings	Equity	Aviation/Transport	Air Charter Services	Service
ResortShips International	Equity & Loan	Entertainment/Recreation	Yacht Timeshare	Service
VinQ Entertainment LLP	Equity	Entertainment/Recreation	Holding Company: Restaurant/ Wine Retail	Service
World Hockey Association	Equity	Entertainment/Recreation	Amateur Hockey League	Product

Kinder Travel	Equity/ Convertible Debenture	Entertainment/Travel	Travel Agent	Service
Med Tech Solutions Inc.	Equity	Bio-Technology/ Nutraceuticals	Hygienic Product	Product
World Mobile Network	Equity	Entertainment/Recreation	Software	Product
New World Entertainment	Convertible Debenture	Entertainment/Recreation	Games of Chance	Product
Morning Star Holdings	Convertible Debenture	Petro Chemical/Real Estate Development	Plastics/Port Development	Product
The Studio Zone, Inc	Convertible Debenture	Recreation	Fitness Studio	Service
Autobahn International	Convertible Debenture	Automotive Distribution	Automobiles	Product
Franklin Ross	Loan	Finance/ Investment	Broker/Dealer	Service
Eneco Industries	Convertible Debenture	Bio-Fuels/Waste Management	Biodegradable Fuel	Product
Seer Sign and Graphics	Convertible Debenture	Advertising	Sign Manufacturer and Rental	Product
Irwin Energy	Convertible Debenture	Resources/Mining	Exploration for Oil and Gas	Product
Omni Entertainment	Convertible Debenture	Entertainment	Book Publisher	Product
Helixus Productions	Loan	Entertainment	Film Documentary	Product
UBA Technology	Loan	Technology	Software	Product

The following table breaks down the monetary value of the loans, convertible debentures or share purchases that we have made to the end of the unaudited six-month period on June 30, 2006:

2005 Equity Investments	Issuer	Description	Cost	Fair Market Value as ofJune 30, 2006
	Canoe Creek Golf Course	200,000 Shares	$168,180	$168,180
	Bio Life Remedies	2,050,000 Shares	$100,000	$100,000
	Aurelio Resources	250,000 Shares	$25,000	$25,000
2005 Sub Total			$293,180	$293,180
2006 Quarter 1 Equity Investments	Issuer	Description	Fair Market Value as of Cost June 30, 2006
	Red Truck Entertainment	2,153,846 Shares	$140,000	$140,000
	Eagle Aero Holdings	2,000,000 Shares	$30,000	$30,000
	ResortShips International	3,214,286 Shares	$225,000	$225,000
	Vinq Entertainment LLP	4 units	$200,000	$200,000
2006 Q1 Sub Total			$595,000	$595,000
2006 Quarter 2 Equity Investments	Issuer	Description	Fair Market Value as of Cost June 30, 2006
	Red Truck Entertainment	3,846,153 Shares	$250,000	$250,000
	World Hockey Association	8,000,000 Shares	$240,000	$4,880,000
	Kinder Travel	2,000,000 shares	$100,000	$100,000
	Med Tech Solutions Inc.	300,000 Shares	$775,000	$775,000
	World Mobile Network	2,500,000 Shares	$35,000	$35,000
2006 Q2 Sub Total			$1,400,000	$6,040,000
2005 Loan Investments	Borrower	Description	Fair Market Value as of Cost June 30, 2006
	Kinder Travel Inc.	Convertible Debenture	$49,991	$49,991
	New World Entertainment	Convertible Debenture	$284,000	$284,000
	Morning Star Holdings	Convertible Debenture	$822,273	$800,000
	Studio Zone	Convertible Debenture	$109,000	$109,000
2005 Sub Total			$1,265,264	$1,242,991
2006 Quarter 1 Loan Investments	Borrower	Description	Fair Market Value as of Loan June 30, 2006
	Franklin Ross	Loan	$100,000 $	100,000
	Kinder Travel	Convertible Debenture	$75,281 $	75,281
	New World Entertainment	Convertible Debenture	$17,857 $	17,857
	Eneco Industries	Convertible Debenture	$41,788 $	41,788
	Autobahn International	Convertible Debenture	$54,520 $	54,520
	The Studio Zone, Inc	Convertible Debenture	$2,291 $	2,291
	5 Star Design Group	Convertible Debenture	$1,856 $	1,856
2006 Q1 Sub Total			$293,593 $	293,593
2006 Quarter 2 Loan Investments	Borrower	Description	Fair Market Value as of Cost June 30, 2006
	New World Entertainment	Convertible Debenture	$2,950,000	$2,950,000
	Eneco Industries	Convertible Debenture	$185,750	$185,750
	Seer Sign and Graphics	Convertible Debenture	$897	$897
	Irwin Energy	Convertible Debenture	$685,000	$685,000
	Omni Entertainment	Convertible Debenture	$400,000	$400,000
	Helixus Productions	Loan	$86,000	$86,000
	The Studio Zone, Inc	Convertible Debenture	$11,322	$11,322
	Autobahn International	Convertible Debenture	$8,333	$8,333
	Kinder Travel Inc.	Convertible Debenture	$107,077	$107,077
	5 Star Design Group	Convertible Debenture	$12,716	$12,716
	UBA Technology	Loan	$100,000	$100,000
2006 Q2 Sub Total			$4,547,095	$4,547,095
Grand Total			$8,394,132	$13,011,859

Our Investment Strategy

We exercise a flexible and pragmatic approach to our investing activities. Our acquisition strategy is not limited to a sector approach. Rather, we seek out businesses that can offer a quantifiable return on investment, that is, businesses that we are familiar with, and which operate in markets that we know and understand. We also look for businesses that have a high degree of scalability, that is, businesses that have significant growth potential within their industry. We do so by acquiring interests in companies that offer a service or make a product or products that are recognizable, simple to understand, design, build and sell.

Our goal is to build value for our shareholders by using our expertise to acquire, invest through equity or loan capital to businesses that have a strong management team, organized and efficient operations, feasible marketing and sales channels, and the potential to develop recurrent revenue streams. With the maturation of the companies that we have acquired -- if they prosper -- we may also seek to build shareholder value by managing mergers and acquisitions that are complementary, congruent and synergistic. Our mission is to increase the value of our acquisitions by providing strategic oversight and additional investment capital when prudent and by optimizing administrative structure, and by helping to nurture proficient and experienced management teams.

Global is usually the lead investor for the businesses in which it has assumed an equity stake, meaning that Global is usually the largest single investor and shareholder, after the founding shareholders of a company. Global is, typically, the only investor besides friends and family, as our investments are in companies that are at an early stage in their development. As such, Global plays a key role in the development of each of the early-stage companies in which it has invested.

For our larger acquisitions where we are the principal investor --- greater than 10% of the outstanding equity --- we typically stipulate that Global must hold a seat on the Board of Directors. By holding a seat on the Board of Directors, we can follow closely any and all corporate developments, including significant governance issues. In addition, holding a seat on the Board of Directors also gives us a voice in the corporate decision making process. For our smaller investments --- less than 10% of the outstanding equity ---- we typically request observer status at Board meetings and establish a rapport with management.
We plan to continue to loan capital and make ongoing acquisitions in growth oriented, revenue generating companies that have the potential and the ability to grow their business, organically, and through acquisitions and mergers with other like companies. Our investment horizon is determined on a project-by-project, company-by-company basis. A formal Investment Committee that is appointed by the Board of Directors makes all investment decisions. Global has the flexibility to invest for the short-term (typically 6 to 24 months) or to make longer-term investments (2 to 5 years), based on the recommendations of our Investment Committee.

Any increase in the value of an acquisition -- If any of our investments increase in value at all -- will be the result of revenue or recurring revenue streams earned by that company in the normal course of business; revenue from the direct sale of a company that we have acquired; the crystallization of equity valuation, which may come from an initial public offering (IPO); or the successful merger of one or several of our investment companies. When the investment committee appointed by the Board of Directors deems appropriate, we plan to distribute a part of our investment in these companies to shareholders via a formula driven dividend. We plan to do so following the execution of an IPO, or by “dividending” a percentage of the shares of an existing public company in our investment portfolio to shareholders.

Our Investment Process

Our loans and investments are based on agreements that we have made with both private and publicly listed, early-stage and newly formed companies and, as such, represent substantial investment risk. All start-up companies are fraught with numerous risks and the possibility is remote that any or all of the companies that we have engaged for loans or equity investments will be successful. Accordingly, our investments are not suitable for all investors. Management believes that only qualified investors, who are prepared to assume high risk, and who are prepared to lose their entire investment, should invest in stock in Global Developments. Before we accept an investment, our management stipulates that all shareholders who choose to purchase Global Developments’ common stock certify that they are an accredited investor, or that they have relied on a legitimate capital raising exemption. Our subscription agreement requires that investors certify the following:

Subscriber’s Declarations as an “Accredited Investor”. The undersigned Subscriber warrants and certifies that the Subscriber is an “Accredited Investor”, as that term is defined in Regulation D promulgated under the United States Securities Act of 1933, as amended (the “U.S. Act”); that they are an individual who meets one or more of the following: $1,000,000 or more in net worth, income in excess of $200,000 in the last two years or a joint income with a spouse exceeding $300,000 in the last two years.

Investment Committee

From inception, Global’s founders have made all investment decisions. However, this practice changed when, on November 17, 2006, the Company’s Board of Directors formally adopted an Investment Committee Charter that specifies the composition, roles and responsibilities of an Investment Committee. The Investment Committee Charter governs the operations of the Investment Committee. The Charter stipulates that members of the Investment committee are appointed by the Board, and serve for a term or terms as the Board may determine. In addition, the Investment Committee will review and reassess the Charter and recommend appropriate changes to the Board of Directors.

The Investment Committee consists solely of two or more members of the Board, each of whom the Board has determined has no material relationship with the Company and each of whom is otherwise "independent", in that they do not hold executive positions in the Company. The Committee is comprised as follows:

➢	If the total board consists of fewer than three independent members, then all independent board members shall sit on the Investment Committee.

➢	If the total board consists of three or more independent members, then the Investment Committee shall consists of at least three members, all of whom shall be independent

➢	All Investment Committee members shall be financially literate.

The Investment Committee will meet as often as may be deemed necessary or appropriate in its judgment, but at least annually to assess the status and performance of investments.  Meetings of the committee may be held either in person or telephonically.

Audit Committee

Our Board of Directors appoints an Audit Committee. Members of our audit committee serve for a term or terms as determined by our Board of Directors. The purpose of the Audit Committee of the Board of Directors of Global Developments is provide assistance to the Board in fulfilling its responsibility relating to oversight of corporate accounting, reporting practices of the Company, the quality and integrity of the financial reports of the Company, the Company's compliance with legal and regulatory requirements, the qualifications and independence of the Company's independent auditors and the performance of the Company's independent auditors and internal audit function. The Committee maintains free and open communication between the directors, the independent auditors, the internal auditor and the financial management of the Company.

The Committee is composed of at least three directors who are independent of the management of the Company and are free of any relationship that, in the opinion of the Board of Directors, would interfere with their exercise of independent judgment as Committee members. All members of the Committee must have a working familiarity with basic finance and accounting practices and shall meet the independence, experience and expertise requirements of the New York Stock Exchange and other applicable laws and regulations (including SEC Rule 10A-3). At least one member of the Committee must have accounting or related financial management expertise as defined by the Securities and Exchange Commission (the "SEC") and, in the judgment of the Board of Directors, be capable of serving the functions expected of an audit committee financial expert.

Our Auditor has Issued a Going Concern Opinion

Global Developments is a development stage company. The independent accountant who audited our financial statements herein have issued a going concern opinion, and have stated that we need to continue as a going concern if our business is to succeed. The auditor has raised substantial doubt about our ability to continue as a going concern. The financial statements for the fiscal year ended December 31, 2005 (and the financial statements for the unaudited period ended June 30, 2006) indicate that there are a number of factors that raise substantial doubt about our ability to continue as a going concern. Some of these factors include the fact that we have not earned any revenue to date. In addition, if we are to succeed we are dependent upon obtaining adequate, additional financing and acquisitions that turn out to be successful investments. If we are not able to continue as a going concern, it is likely investors will lose all of their investment.

COMPETITION

Many small and large companies compete with us. Management expects that the Company will face competition for investment by potential, new shareholders from a wide range of companies, including other financial institutions, venture capital companies, hedge funds, funds offered by mutual fund companies, bank and insurance instruments and other investment vehicles such as dividend re-investment plans and royalty trusts. Many of the Company's current and potential competitors have longer operating histories, larger customer or user bases, greater brand recognition and significantly greater financial, marketing and other resources than does the Company. Many of these current and potential competitors can devote substantially more resources to the development of their business operations than the Company can at present. In addition, larger, well-established and well-financed entities may acquire, invest in or form joint ventures with other established competitors. Due to the high-risk nature of Global Developments’ business, competition from the aforementioned will be difficult to overcome. Accordingly, an investment in our securities represents significant risk.

Many of the industries and businesses in which we have invested are highly competitive. Management expects that many of the companies in which it has invested face stiff competition. For some of the companies in which we have invested, barriers to entry are minimal, and current and new competitors can launch products and services at a relatively low cost. The Company recognizes that its competitive advantage is not simply founded on the uniqueness or novelty of the companies in which it has invested, but is based on the ability of the companies to compete, to brand their services and products, and where relevant, to ensure the quality and reliability of their products, services and the strength of each company’s marketing and sales program, including the level of customer service that each company makes available to its clients.

Management believes that the principal competitive factors for the companies in which it has invested include:

➢	brand recognition
➢	quality and reliability of products, services and technology
➢	ease of use of products, services and technology
➢	price competitiveness
➢	quality of customer service

SOURCES AND AVAILABILITY OF RAW MATERIALS AND PRINCIPAL SUPPLIERS

Global Developments does not rely on the availability and supply of raw materials. As such, we do not need to purchase raw materials nor do we use or rely on outside suppliers or vendors to ensure the operation of our businesses. Our business does, however, indirectly face substantial risk because the survival and prosperity of many of the companies in which we have invested rely on the availability and supply of raw materials. If a problem or problems with the availability and supply of raw materials were to occur, a business or business in which we have invested could be negatively affected. Such an event would have a negative impact on our return on investment.

CUSTOMERS

Global Developments’ ultimate success is not dependent on the loyalty and retention of a diversified customer base because we are a venture capital company that invests in early-stage and newly formed companies. In fact, our success - if we manage to be successful at all — will directly attributable to the success of the business that we have invested in.

The companies that Global Developments owns, in whole or in part, derive their revenue from business transacted by a small base of customers. As an investment company that invests in private and publicly listed, early-stage and newly formed companies, the Company acknowledges that some of the companies in which it has invested face substantial risk due to a concentration of business from a modest number of clients. The Company also recognizes that the companies in which it has invested must build a larger and broader base of clients in order to be successful. The Company believes that to be successful the companies in which we have invested must execute a comprehensive marketing and sales strategy, so that they may build their client rosters and alleviate their dependence on a small base of customers.

TRADEMARKS, COPYRIGHTS, PATENTS

Some of the companies that we have invested in rely upon copyrights and registered trademarks to protect the unique identity and the commercial value of their products and services. Although Global Developments or the companies that we have invested in make seek to protect these copyrights and registered trademarks, we may not, ultimately, be able to prevent the misappropriation of them.

GOVERNMENT APPROVAL & GOVERNMENT REGULATION AND LEGAL UNCERTAINTIES

The Company is not currently subject to direct federal, state or local regulation other than regulations applicable to businesses generally. The Company is not currently subject to direct regulation by any governmental agency other than laws and regulations generally applicable to businesses. Notably, Global Developments promotes best practices and ethical business conduct in relation to the Company’s corporate culture and its day-to-day operations.

COSTS OF RESEARCH AND DEVELOPMENT ACTIVITIES

Since the Company’s inception as Global Developments, Management has collectively allocated over 1000 hours to the development of our investments. For the unaudited period to June 30, 2006 we have invested a total of $8,394,132 in our investment portfolio. This figure does not take into account or include a dollar amount for the amount of time we have spent on the management of our investments.

COSTS AND EFFECTS OF COMPLIANCE WITH ENVIRONMENTAL LAWS

Global Developments is not impacted by the costs and effects of compliance with environmental laws, other than the laws and regulations generally applicable to businesses. Global Developments operates with a high level of respect for and promotes the protection of the environment, and is not aware of circumstances that would create any significant financial responsibility for environmental matters.

EMPLOYEES

Global Developments currently has two full-time employees that are on salary. All other individuals that work for the Company are independent contractors who are compensated on a commission basis. Independent contractors may also be compensated with stock in lieu of payment for services or stock options.

Reports to Security Holders

We are not currently required to deliver an annual report to security holders. None will be provided until such time as one is required. We have not previously filed reports with the Securities and Exchange Commission, nor with any other securities regulator.

Copies of this, and all future reporting materials filed with the SEC may be obtained at the SEC's Public at 450 Fifth Street, N.W., Washington, D.C. 20549 and/or obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the Company intends to be an electronic filer and as such, all items filed by the Company are available through an Internet site maintained by the SEC which contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, which site is available at http://www.sec.gov. The contents of these websites are not incorporated into this filing. Further, the Company's references to the URLs for these websites are intended to be inactive textual references only.

Risk Factors

INVESTING IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISK. IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS REGISTRATION STATEMENT, PROSPECTIVE PURCHASERS OF THE SECURITIES OFFERED HEREBY SHOULD CONSIDER CAREFULLY THE FOLLOWING FACTORS IN EVALUATING THE COMPANY AND ITS BUSINESS.

IF ANY OF THE FOLLOWING RISKS OCCUR, OUR BUSINESS, OPERATING RESULTS AND FINANCIAL CONDITION COULD BE SERIOUSLY HARMED. THE TRADING PRICE OF OUR SHARES OF COMMON STOCK COULD DECLINE DUE TO ANY OF THESE RISKS, AND YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT.

THE SECURITIES WE ARE OFFERING THROUGH THIS REGISTRATION STATEMENT ARE SPECULATIVE BY NATURE AND INVOLVE AN EXTREMELY HIGH DEGREE OF RISK AND SHOULD BE PURCHASED ONLY BY PERSONS WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. WE ALSO CAUTION PROSPECTIVE INVESTORS THAT THE FOLLOWING RISK FACTORS, AMONG OTHERS, COULD CAUSE OUR ACTUAL FUTURE OPERATING RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN ANY FORWARD LOOKING STATEMENTS, ORAL OR WRITTEN, MADE BY OR ON BEHALF OF US. IN ASSESSING THESE RISKS, WE SUGGEST THAT YOU ALSO REFER TO OTHER INFORMATION CONTAINED IN THIS REGISTRATION STATEMENT, INCLUDING OUR FINANCIAL STATEMENTS AND RELATED NOTES.

--- WE HAVE A LIMITED HISTORY OF OPERATIONS AND OUR OPERATING RESULTS ARE DIFFICULT TO PREDICT. THE COMPANY HAS NEVER EARNED A PROFIT. THERE IS NO GUARANTEE THAT WE WILL EVER EARN A PROFIT. IN ADDITION, LOSSES FROM FAILED INVESTMENTS COULD CAUSE THE TRADING PRICE OF OUR COMMON STOCK TO DECLINE SIGNIFICANTLY. YOU COULD LOSE ALL OR PART OF YOUR INVESTMENT IF THIS WAS TO OCCUR. From inception on December 09, 2004 to the end of the audited period December 31, 2005 and for the six - month unaudited period ended June 30, 2006, the Company has not generated any revenue. The Company does not currently have any revenue producing operations. The Company is not currently operating profitably. Because the time horizon for our investments is a minimum of six to twelve months, we will likely continue to operate at a loss for at least the next six to twelve months.

In addition, we are a development stage company and we have a limited history of operations upon which an evaluation and our business can be based. Our business must be considered in light of the risks, expenses and problems frequently encountered by companies in their early stage of development, particularly companies in new and rapidly evolving markets. Specifically, such risks may include our failure to anticipate and adapt to a developing market, development of equal or superior services by competitors, and the inability to identify, attract, retain and motivate qualified personnel. There can be no assurance that we will be successful in addressing such risks.

Our operating results will continue to be volatile and difficult to predict. Management expects both quarterly and annual operating results to fluctuate significantly in the future. Losses from any failed investments could cause our operating results to fluctuate and could harm our business. Losses from business investments and loans could reduce gross margins in future periods. Losses from failed investments and bad loans could cause the trading price of the common stock to decline significantly, causing you to lose part or all of your investment.

--- OUR COMPANY WAS RECENTLY FORMED, AND WE HAVE NOT PROVEN THAT WE CAN GENERATE A PROFIT. IF WE FAIL TO GENERATE INCOME AND ACHIEVE PROFITABILITY, AN INVESTMENT IN OUR SECURITIES MAY BE WORTHLESS. We have no operating history and have not proved we can operate successfully. We face all of the risks inherent in a new business. If we fail, your investment in our common stock will become worthless. From inception on December 09, 2004 to the end of audited fiscal year on December 30, 2005, we incurred a net loss of ($525). For the six-month unaudited period ended June 30, 2006, we incurred a net unrealized gain of $4,617,727 from investments, but did not earn any revenue during this period. The Company does not currently have any revenue producing operations. The purchase of the securities offered hereby must therefore be regarded as the placing of funds at a high risk in a new or "start-up" venture with all the unforeseen costs, expenses, problems, and difficulties to which such ventures are subject.

--- OUR COMPETITORS HAVE LONGER OPERATING HISTORIES. WE MAY NOT BE SUCCESSFUL IN OUR EFFORTS TO COMPETE AGAINST COMPANIES THAT HAVE GREATER FINANCIAL, MARKETING AND OTHER RESOURCES THAN DOES THE COMPANY. Many of the Company's current and potential competitors have longer operating histories, larger customer or user bases, greater brand recognition and significantly greater financial, marketing and other resources than does the Company. Many of these current and potential competitors can devote substantially more resources to the development of their business operations than the Company can at present. In addition, larger, well-established and well-financed entities may acquire, invest in or form joint ventures with other established competitors.

--- WE NEED TO CONTINUE AS A GOING CONCERN IF OUR BUSINESS IS TO SUCCEED. OUR INDEPENDENT AUDITOR HAS RAISED SUBSTANTIAL DOUBT ABOUT OUR ABILITY TO CONTINUE AS A GOING CONCERN. IF WE ARE NOT ABLE TO CONTINUE AS A GOING CONCERN, IT IS LIKELY INVESTORS WILL LOSE ALL OF THEIR INVESTMENT. The report of an independent accountant about our audited financial statements for the fiscal year ended December 31, 2005 (and the unaudited period ended June 30, 2006) indicates that there are a number of factors that raise substantial doubt about our ability to continue as a going concern. Some of these factors include the fact that we have not earned any revenue to date. In addition, we are dependent upon obtaining adequate, additional financing, and making successful investments, if we are to succeed. If we are not able to continue as a going concern, it is likely investors will lose their entire investment.

--- IF WE DO NOT OBTAIN ADDITIONAL FINANCING, OUR BUSINESS WILL FAIL AND AN INVESTMENT IN OUR SECURITIES WILL BE WORTHLESS. We will need to obtain additional financing in order to complete our business plan. We currently do not have any operations and we have no income. We do not have any arrangements for financing and we may not be able to find such financing if required. Obtaining additional financing would be subject to a number of factors, including investor acceptance of mineral claims and investor sentiment. These factors may adversely affect the timing, amount, terms, or conditions of any financing that we may obtain or make any additional financing unavailable to us.

--- IF WE SELL OR ISSUE ADDITIONAL SHARES OF COMMON STOCK OR ASSUME ADDITIONAL DEBT TO FINANCE FUTURE GROWTH, OUR STOCKHOLDERS' OWNERSHIP COULD BE DILUTED OR OUR EARNINGS COULD BE ADVERSELY IMPACTED. Our business strategy may include expansion through internal growth, by acquiring complementary businesses, or by establishing strategic relationships with other financial organizations. In order to do so, to fund other activities, we may issue additional equity securities that could dilute our stockholders' stock ownership. We may also assume additional debt and incur impairment losses related to goodwill and other tangible assets if we acquire another company, and this could negatively impact our results of operations. As of the date of this report, management has no plan to raise additional capital through the sale of securities and believes that our cash flow from operations together with cash on hand and our established line of credit will be sufficient to meet our working capital and other commitments.

The issuances of additional equity securities by the Company may result in a significant dilution in the equity interests of its current shareholders. Alternatively, we may have to borrow large sums, and assume debt obligations that require us to make substantial interest and capital payments. If we are able to raise additional capital, we cannot assure that it will be on terms that enhance the value of our common shares. If the Company is unable to obtain financing in the amounts and on terms deemed acceptable, the business and future success of the Company will almost certainly be adversely affected.

---THERE IS A LACK OF A PUBLIC MARKET FOR OUR COMMON SHARES, WHICH LIMITS OUR SHAREHOLDERS' ABILITY TO RESELL THEIR SHARES OR PLEDGE THEM AS COLLATERAL. There is currently no public market for our shares, and we cannot assure you that a market for our stock will develop. Consequently, investors may not be able to use their shares for collateral or loans and may not be able to liquidate at a suitable price in the event of an emergency. In addition, investors may not be able to resell their shares at or above the price they paid for them or may not be able to sell their shares at all.

--- IF A PUBLIC MARKET FOR OUR STOCK IS DEVELOPED, FUTURE SALES OF SHARES COULD NEGATIVELY AFFECT THE MARKET PRICE OF OUR COMMON STOCK. If a public market for our stock is developed, then sales of Common Stock in the public market could adversely affect the market price of our Common Stock. There are at present approximately 50,000,000 shares of Common Stock issued and outstanding.

--- OUR COMMON STOCK MAY BE VOLATILE AND THE MARKET PRICE OF OUR COMMON STOCK MAY DECLINE SIGNIFICANTLY IN RESPONSE TO VARIOUS FACTORS AND EVENTS THAT WE CANNOT CONTROL. Since our common stock is publicly traded, the market price of the common stock may fluctuate over a wide range and may continue to do so in the future. The market price of the common stock could be subject to significant fluctuations in response to various factors and events, including, among other things, the depth and liquidity of the trading market of the common stock, quarterly variations in actual or anticipated operating results, growth rates, general economic conditions --- including market conditions in the industry in which we operate, and the market conditions of the industries of the companies we have invested in --- announcements by competitors, and regulatory actions. In addition, the stock market from time to time experiences significant price and volume fluctuations, which may be unrelated to the operational performance of particular companies. As a result of the foregoing, our operating results and prospects from time to time may be below the expectations of public market analysts and investors. Any such event would likely result in a material adverse effect on the price of our common stock.

--- WE HAVE NOT PAID AND DO NOT CURRENTLY PLAN TO PAY DIVIDENDS AND DO NOT ANTICIPATE PAYING ANY SUCH DIVIDENDS IN THE FORESEEABLE FUTURE. YOU MUST LOOK TO PRICE APPRECIATION ALONE FOR ANY RETURN ON YOUR INVESTMENT. Payment of future dividends, if any, will depend on earnings and capital requirements of the Company, the Company’s debt facilities and other factors considered appropriate by the Company’s Board of Directors. To date, the Company has not paid any cash dividends on the Company’s Common Stock and does not anticipate paying any such dividends in the foreseeable future. We currently intend to retain any future earnings for funding growth. Because we may not pay dividends, your return on this investment likely depends on selling our stock at a profit.

--- OUR STOCK IS A PENNY STOCK. TRADING OF OUR STOCK MAY BE RESTRICTED BY THE SEC'S PENNY STOCK REGULATIONS AND THE NASD’S SALES PRACTICE REQUIREMENTS, WHICH MAY LIMIT A STOCKHOLDER'S ABILITY TO BUY AND SELL OUR STOCK. The Company’s common shares may be deemed to be “penny stock” as that term is defined in Regulation Section “240.3a51-1” of the Securities and Exchange Commission (the “SEC”).  Penny stocks are stocks: (a) with a price of less than U.S. $5.00 per share; (b) that are not traded on a “recognized” national exchange; (c) whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ - where listed stocks must still meet requirement (a) above); or (d) in issuers with net tangible assets of less than U.S. $2,000,000 (if the issuer has been in continuous operation for at least three years) or U.S. $5,000,000 (if in continuous operation for less than three years), or with average revenues of less than U.S. $6,000,000 for the last three years.

Section “15(g)” of the United States Securities Exchange Act of 1934, as amended, and Regulation Section “240.15g(c)2” of the SEC require broker dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor’s account.  Potential investors in the Company’s common shares are urged to obtain and read such disclosure carefully before purchasing any common shares that are deemed to be “penny stock”.

Moreover, Regulation Section “240.15g-9” of the SEC requires broker dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor.  This procedure requires the broker dealer to: (a) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (b) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (c) provide the investor with a written statement setting forth the basis on which the broker dealer made the determination in (ii) above; and (d) receive a signed and dated copy of such statement from the investor confirming that it accurately reflects the investor’s financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult for investors in the Company’s common shares to resell their common shares to third parties or to otherwise dispose of them. Stockholders should be aware that, according to Securities and Exchange Commission Release No. 34-29093, dated April 17, 1991, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include:

(i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer

(ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases

(iii) boiler room practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons

(iv) excessive and undisclosed bid-ask differential and markups by selling broker-dealers

(v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses

Our management is aware of the abuses that have occurred historically in the penny stock market. Although we do not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to our securities.

Item 2  Management’s Discussion and Analysis or Plan of Operation.

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the notes to those statements included elsewhere in this prospectus. In addition to the historical consolidated financial information, the following discussion and analysis contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this prospectus.

Global Developments, Inc. was incorporated under the laws of the State of Delaware on December 9, 2004 as Caffe Diva Group Ltd.

On June 7, 2005 the Company filed articles of merger with the Secretary of State in Delaware to merge with Autobahn International, Inc. a private company. As a result of the merger, the Company changed its name from Caffe Diva Group Ltd to Autobahn International, Inc.

On May 30, 2006, a Certificate of Amendment was filed with the Secretary of State in Delaware to change our name from Autobahn International, Inc. to Global Development Inc.

Overview

We have not earned any revenue to date. We plan to earn income from interest bearing loans and convertible debentures, and from the eventual sale of equity, which we will acquire directly from the sale of common and preferred shares that we may have acquired through private placements and from the conversion of any convertible debentures that we may hold.

Plan Of Operations

Our business plan for the next twelve months is to continue to provide loans and make equity investments in early-stage and newly formed businesses. We also plan to work closely with the management teams of the companies in which we have invested, so that we may encourage their development.

We may seek to raise additional capital over the coming twelve to eighteen months. This means that we might offer shares of our stock to raise the capital we require to execute our business plane. We plan to find the capital necessary to offer such funding by one or more of the following means: engaging in an offering of our stock; engaging in borrowing; or locating a joint venture partner or partners.

Results Of Operations

The accompanying financial statements show that the Company has incurred a net loss for the audited period from inception on December 9, 2004 to the end of the fiscal year on December 30, 2005. Total net loss for 2004 was ($820) and net loss for 2005 was ($525). Our net loss for the six-month unuadited period ended June 30, 2006 was ($525).

Income represents all of the company’s revenue less all its expenses in the period incurred. Revenue for the years 2004 and 2005 was $0. Expenses for 2004 were $820 and expenses for the fiscal year ended December 31, 2005 were $525. Revenue for the six months unaudited period ended June 30, 2006 was $0. Expenses for the six-month unuadited period ended June 30, 2006 were $2,277.

We have not yet generated any revenues to offset operating expenses. The Company has incurred a net unrealized gain of $4,617,727, for the period from December 9, 2004 (inception) to the end of the six-month unaudited period on June 30, 2006.

Liquidity And Capital Resources

For the audited period ended December 31, 2005 our cash was $1,006 and our accounts payable was $525. For the six-month unaudited period ended June 30, 2006, our cash was $89,793 and our accounts payable was $2,802. The change in our accounts payable from $525 to $2,802 was due to professional fees of $2,277.

Since our inception on December 9, 2004, to the end of the audited period December 31, 2005, net cash provided by financing activities was $1,584,370. For the same period, net cash used in investing activities was $1,583,364. The difference between net cash provided by financing activities and net cash used in investing activities was $1006, which was attributable to cash and cash equivalents for the period beginning January 01, 2006.

Since our inception on December 9, 2004, to the end of the six-month unaudited period on June 30, 2006, net cash provided by financing activities was $8,484,745. For the same period, net cash used in investing activities was $8,394,132. The difference between net cash provided by financing activities and net cash used in investing activities was $90,613, which was attributable to cash and cash equivalents of $89,793 and expenses of $820. The difference between net cash provided by financing activities and net cash used in operating activities for the six month unaudited period ended June 30, 2006 was $6,899,555, which was attributable to the issuance of convertible debentures.

Based on our current operating plan, we do not expect to generate revenue that is sufficient to cover our anticipated expenditures and capital outlay  for the next twelve to eighteen months. In addition, we do not have sufficient cash and cash equivalents to execute our operations and will need to obtain additional financing to operate our business for the next twelve months. Additional financing, whether through public or private equity or debt financing, arrangements with shareholders or other sources to fund operations, may not be available, or if available, may not be on terms unacceptable to us.

Our ability to maintain sufficient liquidity is dependent on our ability to raise additional capital. If we issue additional equity securities to raise funds, the ownership percentage of our existing shareholders would be reduced. New investors may demand rights, preferences or privileges senior to those of existing holders of our common stock. Debt incurred by us would be senior to equity in the ability of debt holders to make claims on our assets. The terms of any debt issued could impose restrictions on our operations. If adequate funds are not available to satisfy either short or long-term capital requirements, our operations and liquidity could be materially adversely affected and we could be forced to cease operations.

We are bearing all costs relating to the registration of the common stock, which are estimated at $10,000. The selling shareholders, however, will pay any commissions or other fees payable to brokers or dealers in connection with any sale of the common stock.

We are paying the expenses of the offering because we seek to (i) become a reporting company with the Commission under the Securities Exchange Act of 1934 (the "1934 Act"); and (ii) enable our common stock to be traded on the OTC Bulletin Board. We believe that the registration of the resale of shares on behalf of our existing shareholders may facilitate the development of a public market in our common stock if our common stock is approved for trading on the OTC Bulletin Board.

--- WE HAVE A MINIMAL OPERATING HISTORY, NO REVENUE AND WE HAVE MINIMAL ASSETS.

Accordingly, we have an extremely limited operating history upon which an evaluation and our business can be based. Our business must be considered in light of the risks, expenses and problems frequently encountered by companies in their early stage of development, particularly companies in new and rapidly evolving markets. Specifically, such risks include our failure to anticipate and adapt to a developing market, development of equal or superior services by competitors, and the inability to identify, attract, retain and motivate qualified personnel. There can be no assurance that we will be successful in addressing such risks.

As a result of our limited operating history, it is difficult to accurately forecast operating results because our results are dependent on other companies, and other management teams, that operate outside of Global Developments to generate revenues and to become profitable. In addition, our results will generally fluctuate in line with the strength of economic activity, our competitiveness, and our ability to make successful acquisitions of companies that are themselves successful. Our difficultly to accurately forecast operating results could mean that net losses in a given period will be greater than expected.

--- THE INDEPENDENT AUDITOR THAT AUDITED OUR FINANCIAL STATEMENTS HAS ISSUED AN OPINION ABOUT OUR ABILITY TO CONTINUE AS A GOING CONCERN. In view of our minimal operating history and revenue conditions, our ability to continue as a going concern is uncertain and dependent upon achieving a profitable level of operations and, if necessary, on our ability to obtain necessary financing to fund ongoing operations. As well, our ability to absorb a large unforeseen expenditure is limited by our current lack of capital resources.

--- THERE CAN BE NO ASSURANCE THAT WE CAN GENERATE REVENUE GROWTH OR THAT ANY REVENUE GROWTH THAT IS ACHIEVED CAN BE SUSTAINED. The Company does not anticipate that it will conduct any significant product research and development outside of the course of normal business for the next twelve months.

The Company does not anticipate that it will require additional funds for the purchase or sale of plant and/or related equipment for the next twelve months.

The Company uses independent contractors who are compensated on a commission basis, and does not anticipate that it will hire any employees in the next twelve months.

We operate in a rapidly changing environment that involves numerous risks, some of which are beyond our control. The following discussion highlights some of these risks:

--- FUTURE LOSSES AND NEGATIVE CASH FLOW MAY LIMIT OR DELAY OUR ABILITY TO BECOME PROFITABLE. Since incorporation, the Company has expended resources on startup costs that includes the acquisition of new businesses, brand development and marketing, the continued development of our website content, and the development of relationships with strategic business partners. As a result, losses were incurred and it is possible that losses and negative cash flow may again occur which could limit or delay the Company’s ability to become profitable. Management anticipates that it could incur additional costs and anticipated expenditures and capital outlay related to: the acquisition of new businesses, brand development and marketing, the continued development of our website content, and the development of relationships with strategic business partners.

The chances that the Company will be profitable are remote, because the companies in which Global Developments has invested are in an early stage of development and have not yet earned significant revenue or any revenue at all. Investors should note that the Company is dependent on other companies, and other management teams that operate outside of Global Developments, to generate revenues and to become profitable. The Company's ability to become profitable depends on the ability of the companies in which it has invested to generate new revenue while maintaining reasonable expense levels. Even if the Company does achieve profitability, it cannot be certain that profitability is sustainable or that it can increase profitability on a quarterly or annual basis in the future.

Item 3  Description of Property.

As of June 30, 2006 the company does not have any property or equipment.

Item 4  Security Ownership of Certain Beneficial Owners and Management.

(a) The following table sets forth certain information regarding the beneficial ownership of the Company's common stock by each stockholder known by the Company to be the beneficial owner of more than 5% of the Company's common stock:

(1)	(2)	(3)	(4)
Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class

Common	Briner Group Holdings Inc. 510-999 W. Hastings St. Vancouver, BC V6C 2W2	15,000,000	30%

(b) The following table sets forth certain information regarding the beneficial ownership of the Company's common stock by each Director and Executive Officer of the Company.

(1)	(2)	(3)	(4)
Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class

Common	John Briner 510-999 W. Hastings St. Vancouver, BC V6C 2W2	5,000,000*	10%

Common	Julius Briner 510-999 W. Hastings St. Vancouver, BC V6C 2W2	5,000,000*	10%

Common	Esther Briner 510-999 W. Hastings St. Vancouver, BC V6C 2W2	5,000,000*	10%

Common	Dan Baxter 510-999 W. Hastings St. Vancouver, BC V6C 2W2	1,000,000	2%

Common	Richard Crofts 510-999 W. Hastings St. Vancouver, BC V6C 2W2	2,000,000	4%

Common	Nathalie Salomon 510-999 W. Hastings St. Vancouver, BC V6C 2W2	2,000,000	4%

Common	Leighton Dean 510-999 W. Hastings St. Vancouver, BC V6C 2W2	150,000	0.3%

* John Briner, Julius Briner, and Esther Briner collectively hold their shares in a holding company, Briner Group Holdings Inc., in which all three are equal partners.

Item 5  Directors, Executive Officers, Promoters and Control Persons.

The Company's Directors and Executive Officers are as follows:

John Briner, President, Director & CEO, Age 29

John Briner is a securities lawyer based in Vancouver, British Columbia, specializing in cross-border transactions, early stage financing, and corporate finance. He has represented numerous clients both public and private in a variety of industries. He is also a principal of Briner Group, a private angel investment company. He has been invited to speak at conferences around the world, and recently presented lectures in Taipei, Helsinki, and Rome, on securities, resources, and technology. John graduated from the University of British Columbia with degrees in Music, Germanic Studies and Law. He is currently completing a Masters of Law degree at York University in Securities and Corporate Finance.

From May 2000 to August 2003, he worked with Murphy, Battista, a boutique litigation firm in Vancouver. From September 2003 to August 2004, he worked in the securities and corporate finance division of Devlin, Jensen, a full service law firm in Vancouver. In September 2004, he started his own practice as John D. Briner Law Corporation, and co-founded Briner Group, a private angel investment company. John Briner was appointed to the board of Global Developments in November 2006.

John Briner devotes full-time services to the Company.

Daniel Baxter, Director, Secretary, Vice President Operations, Age 43

Daniel Baxter is a Professional Engineer registered in the Province of British Columbia. He graduated from the University of British Columbia with a degree in Applied Science in Electrical Engineering. He comes to Global Developments with over 20 years of experience in operational management in both governmental and corporate settings as well as through his management consulting firm, Mardan Consulting Inc.

From 1999 to early 2006, he served as the Vice President Operations for Vancouver Fire & Security, the largest, privately held fire safety and security business in British Columbia. In that role, his primary duties included system design, installation project management, recurring revenue services, and IT development. Mr. Baxter serves as our Vice President Operations and serves on our Board of Directors. Daniel Baxter was appointed to the board of Global Developments in November 2006.

Daniel Baxter provides full-time service to the Company.

Richard Crofts, Director and Advisory Board Chair, Age 69

Richard Crofts is a resident of France and the United Kingdom.  Richard Crofts is originally from Edinburgh, yet his years in the financial services field have taken him through out the world. The majority of Richard's experience has been in Risk and Insurance related business as well as Mergers and Acquisitions. Throughout his professional career, he has sat on the Board of Directors for several European companies in the Insurance/Reinsurance Credit and Financial Products industries. He has also advised numerous Gas, Oil and Mining ventures, primarily with respect to insurance risk and credit.

In 2001, Richard founded Euramca SA, a private insurance consulting firm based out of Paris, France.  In October 2003, Richard was appointed to the Board of Directors of the Benjamin Rothschild Reinsurance Group.  In late 2004, he co-founded Groupe PARI, an insurance and reinsurance consultancy firm based out of Paris, France and Algiers, Algeria. Richard Crofts was appointed to the board of Global Developments in November 2006.

Richard Crofts devotes part-time services to the Company.

Nathalie Salomon, Vice-President Finance, Age 43

Although a resident of Lyon, France, Ms. Salomon has worked in countries all over the world including North America, Europe, North Africa, Southeast Asia, and the Persian Gulf.   Upon graduation in 1984 with a degree in International Business, Mr. Salomon spent 8 years developing the export markets of a number of French corporations.

From 1993 through 2000, Ms. Salomon worked in the investor relations department of Pohl, Brown, & Associates, a land development company with offices in Dallas, Houston, San Antonio, and Austin, Texas. From 2000 to the present, she has acted as private consultant to various publicly-traded American corporations looking to expand their investor base outside of North America. Nathalie Salomon was appointed Vice-President Finance in November 2006.

Nathalie Salomon devotes part-time services to the Company.

Julius Briner, President,  CFO, Age 33:

Julius Briner is an IT professional with 10 years of experience in the IT and Internet industry.  He has successfully managed numerous teams over a variety of projects.  Specifically his IT related work has been in the retail and financial industries.  This included working on Fincentric’s I-WealthView, a web enabled banking, insurance, and brokerage system.  Additional projects included designing and integration of an accounting and financial system.  Julius has also worked on multiple e-commerce projects for a variety of companies selling various online products including groceries, music, and software. Julius has also run his own consulting firm providing IT related services for clients.    These services included business and systems analysis, requirement gathering, software development and software integration services.  Julius graduated from the University of British Columbia with both a degree in Computer Science and a MBA.

From 2001 to December 2004, Julius worked as a IT consultant for the Overwaitea Food Group, developing their online sales initiative. From January 2005 to the present, Julius has been a partner at Briner Group, a Vancouver-based angel investment company and is responsible for developing its corporate strategy and business model. In this role Julius has participated in providing his expertise and resources to companies in industries ranging from software development, manufacturing and real estate development, to industrial auctioneering and liquidations. Julius Briner was appointed to the board of Global Developments in November 2006.

Julius Briner provides part-time services to the Company.

Esther Briner, Director, Age 31

Esther Briner is Chairperson and Chief Executive Officer of OTC Filers Inc, a consulting company dedicated to guiding small cap companies through the public listing process. Ms. Briner is also a partner of Briner Group, an angel investment firm that provides emerging businesses with financial services and access to capital worldwide. She specializes in corporate communication and project management, also focusing on initiatives related to angel investing such as access to public capital markets, optimization of capital structure, arranging strategic equity partnerships, and ongoing management support. Ms. Briner holds a Bachelor of Science from Geneva, Switzerland, and has benefited from research studies in York University, UK and Zurich, Switzerland.

From 2001 to present, Ms. Briner acted as a private consultant to both private and public sectors, encompassing industries from biotechnology to financial services. From December 2004 to the present, has been a principal in Briner Group. In 2005, she co-founded OTC Filers Inc., and has acted as its chairperson and CEO since its inception. Esther Briner was appointed to the board of Global Developments in November, 2006.

Esther Briner provides part-time services to the Company.

Leighton Dean, Director and Vice President Shareholder Communications, Age 31

Leighton Dean brings a depth of knowledge and experience in numerous industries. Starting in the entertainment industry in 1998, Leighton has worked in locales in North America, Europe, Asia, and Africa. After a short stint in 2000 in New York City working with inner-city youth, he settled in Vancouver where he worked in media production. Applying this new knowledge, he wrote and produced his own television pilot, directed to youth, called Vertical.

In 2002 Leighton gained experience in sales & marketing through positions as an account executive with Ten Crows, a Vancouver-based marketing and design company and in client relations with Discount Car and Truck Rental, a national car rental company. From 2004 until October 2006, Leighton spent two years as an executive assistant and project manager for Diamond International, a Vancouver-based venture capital company. Leighton Dean was appointed to the Board of Directors of Global in November 2006.

Leighton Dean provides full-time services to the Company.

INVOLVEMENT IN CERTAIN MATERIAL LEGAL PROCEEDINGS DURING THE PAST FIVE YEARS

(1)	No Director, Officer, significant employee or consultant has been convicted in a criminal proceeding, exclusive of traffic violations or is subject to any pending criminal proceeding.
(2)
No bankruptcy petitions have been filed by or against any business or property of any Director, Officer, significant employee or consultant of the Company nor has any bankruptcy petition been filed against a partnership or business association where these persons were general partners or executive officers.

(3)
No Director, Officer, significant employee or consultant has been permanently or temporarily enjoined, barred, suspended or otherwise limited from involvement in any type of business, securities or banking activities.

(4)	No Director, Officer or significant employee has been convicted of violating a federal or state securities or commodities law.

Item 6  Executive Compensation.

The following table details compensation for Executive Officers and Directors of the Company.

Summary Compensation Table
(All figures are in US dollars)

Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All other Compensa-tion ($)
					Awards		Payouts
		Salary ($)	Bonus ($)	Amounts paid in lieu of salaries for consulting functions ($)	Securities Under Option/ SAR's granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)
John Briner President Director CEO	2006	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Dan Baxter Director Secretary	2006	$18,000	Nil	Nil	Nil	Nil	Nil	Nil

Julius Briner Director CFO	2006	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Esther Briner Director	2006	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Richard Crofts Director	2006	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Natalie Salomon VP Finance	2006	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Leighton Dean Director	2006	$10,000	Nil	Nil	Nil	Nil	Nil	Nil

Item 7  Certain Relationships and Related Transactions.

As of the date of this statement, there are no, and have not been since inception, any material agreements or proposed transactions, whether direct or indirect, with any of the following:

•	any of our directors or officers;
•	any nominee for election as a director;
•	any principal security holder identified in the preceding Security Ownership of Certain Beneficial Owners and Management " section; or
•	any relative or spouse, or relative of such spouse, of the above referenced persons.

Item 8  Description of Securities.

The authorized capital stock of the Company consists of 150,000,000 shares of common stock, par value $0.001 per share. As at June 30, 2006, there were 9,981,442 shares of common stock issued and outstanding. The following summarizes the important provisions of the Company's capital stock.

Common Stock

Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders; have no preemptive rights; have no conversion or redemption rights or sinking fund; do not have cumulative voting rights; and share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefore. In the event of a liquidation, dissolution or winding up of the company, the holders of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. All of the outstanding shares of common stock are fully paid and non-assessable.

Dividends

Dividends, if any, will be contingent upon the Company's revenues and earnings, if any, and capital requirements and financial conditions. The payment of dividends, if any, will be within the discretion of the Company's Board of Directors. The Company presently intends to retain all earnings, if any, and accordingly the Board of Directors does not anticipate declaring any dividends.

Transfer Agent

Our independent stock transfer agent is Continental Stock Transfer & Trust Company, located in New York, NY. Their mailing address and telephone number is:

Continental Stock Transfer
17 Battery Place
New York, NY 10004
Telephone/Fax
T 212.509.4000
F 212.509.5150

Part II

Item 1  Market for Common Stock and Related Stockholder Matters.

Market information

Global Developments, Inc. is currently listed on the Pink Sheets, an over-the-counter market, and trades under the symbol GBDP.

Holders.

There are currently approximately 300 shareholders of the common stock of the Company.

Dividends.

As of the date of this filing, the Company has never paid cash dividends on its common stock, and does not expect to pay such dividends in the foreseeable future.

Item 2  Legal Proceedings.

The Company is not a party to any legal proceeding. No property of the Company is the subject of a pending legal proceeding.

Item 3  Changes In and Disagreements With Accountants On Accounting And Financial Disclosure.

There has been no change in or disagreements with Accountants.

Item 4  Recent Sales of Unregistered Securities; Use of Proceeds  From Registered Securities

The Company issued 820 shares to its founders at inception pursuant to section 4(2) of the Securities Act of 1933.

The Company issued 9,980,622 shares in a private placement pursuant to Reg D and Section 4(2) of the Securities Act of 1933 in October 2005.

Item 5  Indemnification Of Directors And Officers.

The Company’s Bylaws provide that the Company shall indemnify its directors and officers to the fullest extent not prohibited by the Nevada General Corporation Law; provided, however, the Company may modify the extent of indemnification by individual contracts with its directors and officers; provided, further, that the Company shall not be required to indemnify any director or officer in connection with any proceeding (or part thereof) initiated by such person unless (i) such indemnification is expressly required to be made by law; (ii) the proceeding was authorized by the Board of Directors of the Company; (iii) such indemnification is provided by the Company, in its sole discretion, pursuant to the powers vested in the Company under the Nevada General Corporation law; or (iv) such indemnification is required to be made under the Bylaws.

Financial Statements.

GLOBAL DEVELOPMENTS INC.
(Formerly known as Autobahn International, Inc.)
Financials Statements
Audited Period Ended December 31, 2005

MOORE & ASSOCIATES, CHARTERED
 ACCOUNTANTS AND ADVISORS
PCAOB REGISTERED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

Global Developments Inc (Formerly Autobahn International Inc)

(A Development Stage Company)

We have audited the accompanying balance sheets of Global Developments Inc. (Formerly Autobahn International Inc) (A Development Stage Company) as of December 31, 2005 and 2004, and the related statements of operations, stockholders’ equity and cash flows from inception December 9, 2004, through December 31, 2005 and 2004, and the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Global Developments Inc  (Formerly Autobahn International Inc) (A Development Stage Company) as of December 31, 2005 and 2004 and the results of its operations and its cash flows from inception December 9, 2004, through December 31, 2005 and 2004 and the period then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements,  the  Company’s  net  loss  as  of December 31,  2005  and  2004  raises substantial doubt about its ability to continue as a going concern. Management’s plans concerning these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Moore & Associates, Chartered

Moore & Associates Chartered

Las Vegas, Nevada

November 3, 2006

GLOBAL DEVELOPMENTS INC.
(Formerly Autobahn International Inc.)
BALANCE SHEET
(A Development Stage Company)
(Stated in US Dollars)

	December 31
ASSETS	2005	2004
Investments, at fair value	$1,583,364	$-
Cash and equivalents	$1,006	$-
Prepaid and other receivables	$-	$-
TOTAL ASSETS	$1,006	$-
CURRENT LIABILITIES Accounts payable	$525	$-
Total Current Liabilities	$525	$-
LONG-TERM LIABILITIES Convertible debentures	$1,584,370	$-
TOTAL LIABILITIES	$1,584,895	$-
STOCKHOLDERS' DEFICIENCY Common Stock, $0.00 1 par value, 9,981,442 & 820 Shares Issued and Outstanding @ $0	$-	$-
Paid in Capital	$820	$820
Accumulated Deficit During Development	(1,345)	(820)
Stage	$(525)	$-
TOTAL STOCKHOLDERS DEFICIENCY

TOTAL LIABILITIES & STOCKHOLDER'S DEFICIENCY	$1,584,370	$-

The accompanying notes are an integral part of these financial statements.

GLOBAL DEVELOPMENTS INC.
(Formerly Autobahn International Inc.)
STATEMENT OF OPERATIONS
(A Development Stage Company)
(Stated in US Dollars)

	For the Year Ended December 31		From Inception (December 9, 2004) to
	2005	2005	December 31 2005
REVENUE	$-	$-	$-
EXPENSES Professional fees	$-		$-
General and Administrative	$525	$820	$1,345
Total Expenses	$525	$820	$1,345
Loss From operations Other Income and Expenses
Foreign Currency transaction Gain (loss)	$-	$-	$-
Total Other Income & Expenses Loss Before Income Taxes
Provision for Income Tax	$-	$-	$-
Net Loss	$(525)	$(820)	$(1,345)

The accompanying notes are an integral part of these financial statements.

GLOBAL DEVELOPMENTS INC.
(Formerly Autobahn International Inc.)
STATEMENT OF STOCKHOLDER’S EQUITY (DEFICIENCY)
From Inception (December 9, 2004) to December 31, 2005
(A Development Stage Company)
(Stated in US Dollars)

	Common Stock			Additional Paid in	Accumulated	Total
	Shares		Amount	Capital	Deficit	Equity
Shares issued for cash	820		$-	820		$820
Net (Loss) for period					$(820)	$(820)
Balance, December 31, 2004	820	$	$-	820	$(820)	$-
Shares Issued October 2005	9,980,622		$9,980	$(9,980)		$-
Net (Loss) for period					$(525)	$(525)
Balance, December 31, 2005	9,981,442		$9,980	$(9,160)	$(1,345)	$(525)

The accompanying notes are an integral part of these financial statements.

GLOBAL DEVELOPMENTS INC.
(Formerly Autobahn International Inc.)
STATEMENT OF CASH FLOWS
(A Development Stage Company)
(Stated in US Dollars)

		For the Year Ended December 31		From Inception (December 9, 2004) to
		2005	2004	December 31 2005
Net Loss		$(525)	$(820)	$(1,345)
Adjustments to Reconcile Net Loss
to Net Cash Used in Operations:
Prepaid Expenses		$-	$-	$-
Accounts Payable & Accrued Expenses		$525	$-	$525
Net Cash Used In Operating Activities		$-	$(820)	$(820)
CASH FLOWS FROM INVESTING ACTIVITIES
Investments		$(1,583,364)	$-	$(1,583,364)
Net Cash Used In Investing Activities		$(1,583,364)	$-	$(1,583,364)
CASH FLOWS FROM FINANCING ACTIVITIES
Share capital		$9,980		$9,980
Paid-in capita	$	l (9,980)	$820	$(9,160)
Convertible debentures		$1,584,370	$-	$1,584,370
Net Cash Provided By Financing Activities		$1,584,370	$820	$1,585,190
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		$-	$-	$-
NET INCREASE (DECREASE) IN CASH		$1,006	$-	$1,006
CASH AND CASH EQUIVALENTS AT END OF PERIOD		$1,006	$-	$1,006
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash Paid For:
Interest
Income Tax		$-	$-	$-

The accompanying notes are an integral part of these financial statements.

GLOBAL DEVELOPMENTS INC.
(Formerly known as Autobahn International, Inc.)
Notes to the Financials Statements
December 31, 2005

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

The Company was incorporated under the laws of the State of Delaware on December 9, 2004 as Caffe Diva Group Ltd.

On June 7, 2005 the company filed articles of merger with the Secretary of State in Delaware to merge with Autobahn International, Inc. a private company. As a result of the merger, the Company changed its name from Caffe Diva Group Ltd to Autobahn International, Inc.

On May 30, 2006, a Certificate of Amendment was filed with the Secretary of State in Delaware to change its name from Autobahn International, Inc. to Global Development Inc.

Global Developments, Inc. invests in innovative and emerging growth-oriented companies. The Company’s practice is to acquire companies and build their value through investment, M&A, optimal capital structure and strategic oversight. Our goal is to spinout these companies through initial public offerings or direct sale, and share the proceeds of these divestures directly with our investor-shareholders through formula driven dividends and reinvestment of profits.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Accounting Method

The Company’s financial statements are prepared using the accrual method of accounting. The Company has elected a December 31 year-end.

b. Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, goods delivered, the contract price is fixed or determinable, and collectibility is reasonably assured.

c. Income Taxes

The Company has adopted Statement of Financial Accounting Standards No. 109 - "Accounting for Income taxes" (SFAS 109). This standard requires the use of an asset and liability approach for financial accounting, and reporting on income taxes. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized.

GLOBAL DEVELOPMENTS INC.
(Formerly known as Autobahn International, Inc.)
Notes to the Financials Statements
December 31, 2005

d. Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

e. Assets

At the end of each financial period, the management estimates the fair value of investments based on the criteria below and reflects such valuations in the consolidated financial statements

Securities which are traded on a recognized securities exchange and for which no sales restrictions apply, are recorded at fair market values based on the closing price of the securities, the last day it traded.  As of December 31, 2005 there were no publicly traded investments on the balance sheet of the company.

Securities which are traded on a recognized securities exchange but are restricted for sale or transfer are recorded at amounts discounted from market value. In determining the discount for such investments the company considers the nature and length of restriction, business risk of the investee company, its stage of development, market potential, relative trading volume and price volatility, and any other factors that may be relevant to the ongoing and realizable value of the investment. As of December 31, 2005 there were no publicly traded investments on the balance sheet.

Securities in privately held companies are recorded at cost unless upward adjustment is considered appropriate and supported by pervasive and objective evidence. Downward adjustments to carrying value are made when there is evidence of a decline in value as indicated by the assessment of the financial condition of the investment.

Debt instruments are valued at the lesser of the discounted cash flow or the fair value of the underlying security.

GLOBAL DEVELOPMENTS INC.
(Formerly known as Autobahn International, Inc.)
Notes to the Financials Statements
December 31, 2005

Investments as of December 31, 2005

Equity Investments

Issuer	Description	Cost	Fair Value
Canoe Creek Golf Course	200,000 Shares	$168,180	$168,180
Bio Life Remedies	2,050,000 Shares	$100,000	$100,000
Aurelio Resources	500,000 Shares	$50,000	$50,000
Sub Total		$318,180	$318,180
Convertible Debentures
Borrower	Description	Cost	Fair Value
New World Entertainment	Convertible Debenture	$284,000	$284,000
Morning Star Holdings	Convertible Debenture	$822,273	$822,273
Kinder Travel Inc	Convertible Debenture	$49,911	$49,911
Studio Zone	Convertible Debenture	$109,000	$109,000
Sub Total		$1,265,184	$1,265,184
Total		1,583,364	$1,583,364

f. Property and Equipment

As of December 31, 2005 the company did not have any property or equipment.

g. Income (Loss)

Income represents all of the company’s revenue less all its expenses in the period incurred. Revenue for the years 2004 and 2005 was $0. Expenses for 2004 were $820 and for 2005 were $525.

Total net loss for 2004 was $820 and net loss for 2005 was $525.

h. Basic Income (Loss) Per Share

The computation of basic income (loss) per share is based on the weighted average number of shares outstanding during the periods covered by the financial statements. Diluted income per shares units is equal to the basic income per unit as there are no potentially dilutive shares outstanding.

i. Cash and Cash Equivalents

For purposes of the statement of cash flows, the company considers all highly liquid investments purchased with maturity of three months or less to be cash equivalents.

GLOBAL DEVELOPMENTS INC.
(Formerly known as Autobahn International, Inc.)
Notes to the Financials Statements
December 31, 2005

j. Liabilities

On August 31, 2005 the company entered into a Convertible Debenture Loan Agreement with Nexus Asset Holdings LLC. The loan agreement was for $1,000,000, for a two (2) year period and is due or must be converted to shares on or before August 31, 2007.

On September 30, 2005 the company entered into a Convertible Debenture Loan Agreement with Nexus Assets Holdings LLC. The loan agreement allows the company to borrow up to $9,000,000 over a two (2) year period. As of December 31, 2005 the company had drawn down $583,364 from this loan. The loan agreement is due or must be converted to shares on or before September 30, 2007.

NOTE 3 - GOING CONCERN

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the liquidation of liabilities in the normal course of business. However, the Company has accumulated a loss and is new. This raises substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from this uncertainty.

As shown in the accompanying financial statements, the Company has incurred a net (loss) of ($1345) for the period from December 9, 2004 (inception) to December 31, 2005 and has not generated any revenues. The future of the Company is dependent upon its ability to obtain financing and upon future profitable operations from the development of acquisitions. Management has plans to seek additional capital through a private placement and public offering of its common stock. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

GLOBAL DEVELOPMENTS INC.
(Formerly known as Autobahn International, Inc.)
Financials Statements

Unaudited Period Ended June 30, 2006

MOORE & ASSOCIATES, CHARTERED

ACCOUNTANTS AND ADVISORS

PCAOB REGISTERED

Report of Independent Registered Public Accounting Firm

To the Board of Directors

Global Development Inc (Formerly Autobahn International Inc)

We have reviewed the accompanying balance sheet of Global Development Inc (Formerly Autobahn International Inc) as of June 30, 2006, and the related statements of operations, retained earnings, and cash flows for the six months then ended, in accordance with the standards of the Public Company Accounting Oversight Board (United States). All information included in these financial statements is the representation of the management of Global Development Inc (Formerly Autobahn International Inc)

(A Development Stage Company).

A review consists principally of inquiries of company personnel and analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the financial statements in order for them to be in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the company will continue as a going concern. As discussed in the notes to the financial statements, the Company has no established source of revenue and no operations. This raises substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from this uncertainty.

/s/ Moore & Associates, Chartered

Moore & Associates, Chartered

Las Vegas, Nevada

November 3, 2006

2675 S. JONES BLVD. SUITE 109, LAS VEGAS, NEVADA 89146 (702) 253-7511 Fax: (702)253-7501

GLOBAL DEVELOPMENTS INC.
(Formerly Autobahn International Inc.)
BALANCE SHEET
(A Development Stage Company)
(Stated in US Dollars)

	June-30	December-31
	2006	2005
ASSETS
Investments, at fair value	$13,011,859	$1,583,364
Cash and equivalents	$89,793	$1,006
Prepaid and other receivables	$-	$-
TOTAL ASSETS	$13,101,652	$1,584,370
CURRENT LIABILITIES Accounts payable	$2,802	$525
Total Current Liabilities	$2,802	$525
LONG-TERM LIABILITIES Convertible debentures	$8,483,925	$1,584,370
TOTAL LIABILITIES	$8,486,727	$1,584,895
STOCKHOLDERS' EUITY Common Stock, $0.001 par value, 9,981,442 & 820 Shares Issued and Outstanding @ $0	$-	$-
Paid in Capital	$820	$820
Unrealized Gains (Loss) on Investments	$4,617,727	$-
Accumulated Deficit During Development Stage	$(3,622)	$(1,345)
TOTAL STOCKHOLDERS EQUITY	$4,614,925	$(525)
TOTAL LIABILITIES & STOCKHOLDER'S DEFICIENCY	$13,101,652	$1,584,370

The accompanying notes are an integral part of these financial statements.

GLOBAL DEVELOPMENTS INC.
(Formerly Autobahn International Inc.)
STATEMENT OF OPERATIONS
(A Development Stage Company)
(Stated in US Dollars)

			From Inception
	For the Six Months Ended	For the Year Ended	(December 9, 2004) to
	June 30, 2006	December 31, 2005	June 30, 2006
Net investment Gains (loss)
Net Unrealized Gains (Loss) on Investments	$4,617,727	$-	4,617,727
	$4,617,727	$-	4,617,727
Other Income	$-	$-	$-
	$-	$-	$-

Expenses
Professional fees	$2,277	$-	$2,277
General and Administrative		$525	$1,345
Total Expenses	$2,277	$525	3,622

Foreign Currency transaction Gain (loss)	$-	$-	$-
Total Other Income & Expenses (Loss)
Before Income Taxes
Provision for Income Tax	$-	$-	$-

Net Gain (Loss)	$4,615,450	$(525)	4,614,105

Basic & Diluted (Loss) per Share	0.46	(0.000)	0.87

Weighted Average Number of Shares Outstanding- Basic & Diluted	9,981,442	2,495,360	5,284,678

The accompanying notes are an integral part of these financial statements.

GLOBAL DEVELOPMENTS INC.
(Formerly Autobahn International Inc.)
STATEMENT OF STOCKHOLDER'S EQUITY (DEFICIENCY)
From inception (December 9, 2004) to June 30, 2006
(A Development Stage Company)
(Stated in US Dollars)

	Common Stock		Aditional Paid in	Accumulated	Unrealized Gain (Loss) on	Total
	Shares	Amount	Capital	Deficit	Investments	Equity
Shares issued for cash	820	$-	820			$820
Net (Loss) for period				$(820)	$-	(820)
Balance, December 31, 2004	820	$-	820	$(820)	$-	-
Shares Issued October 2005	9,980,622	$9,980	$(9,980)			$-
Net (Loss) for period				$(525)	$-	(525)
Balance, December 31, 2005	9,981,442	$9,980	$(9,160)	$(1,345)	$-	(525)
Net (Loss) for period				$(2,277)	$4,617,727	$4,615,450
Balance, June 30, 2006	9,981,442	$9,980	$(9,160)	$(3,622)	$4,617,727	$4,614,925

The accompanying notes are an integral part of these financial statements.

GLOBAL DEVELOPMENTS INC.
(Formerly Autobahn International Inc.)
STATEMENT OF CASH FLOWS
(A Development Stage Company)
(Stated in US Dollars)

			From Inception
	For the Six Months Ended	For the Year Ended	(December 9, 2004) to
	June 30, 2006	December 31, 2005	June 30, 2006
CASH FLOWS FROM OPERATING ACTIVITIES

Net Income (Loss)	$4,615,450	$(525)	$4,614,105
Adjustments to Reconcile Net Loss
to Net Cash Used in Operations:
Net Unrealized Loss (Gain) on Investments	$(4,617,727)	$-	$(4,617,727)
Prepaid Expenses	$-	$-	$-
Accounts Payable & Accrued Expenses	$2,277	$525	$2,802
Net Cash Used In Operating Activities	$-	$-	$(820)

CASH FLOWS FROM INVESTING ACTIVITIES
Investments	$(6,810,768)	$(1,583,364)	$(8,394,132)
Net Cash Used In Investing Activities	$(6,810,768)	$(1,583,364)	$(8,394,132)

CASH FLOWS FROM FINANCING ACTIVITIES
Share capital	$-	$9,980	$9,980
Paid-in capital	$-	$(9,980)	$(9,160)
Convertible debentures	$6,899,555	$1,584,370	$8,483,925
Net Cash Provided By Financing Activities	$6,899,555	$1,584,370	$8,484,745

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	$1,006		$-
NET INCREASE (DECREASE) IN CASH	$88,787	$1,006	$89,793
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$89,793	$1,006	$89,793

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash Paid For:
Interest	$-	$-	-
Net Unrealized Loss (Gain) on Investments	$(4,617,727)	$-	$(4,617,727)
Income Tax	$-	$-	$-

The accompanying notes are an integral part of these financial statements.

GLOBAL DEVELOPMENTS INC.
(Formerly known as Autobahn International, Inc.)
Notes to the Financials Statements
June 30, 2006

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

The  Company  was  incorporated  under  the  laws of  the  State  of  Delaware  on December 9, 2004 as Caffe Diva Group Ltd.

On June 7 , 2005 the company filed articles of merger with the Secretary of State in Delaware to merge with Autobahn International, Inc. a private company. As a result of  the  merger,  the  Company  changed  its  name  from  Caffe  Diva  Group Ltd  to Autobahn International, Inc.

On May 30, 2006, a Certificate of Amendment was filed with the Secretary of State in  Delaware  to  change its  name  from Autobahn  International,  Inc.  to  Global Developments Inc.

Global  Developments,  Inc.,  invest  in innovative and  emerging  growth-oriented companies. The companies practice is to acquire companies and build their value through investment, M&A, optimal capital structure and strategic oversight. Our goal is to spinout these companies through initial public offerings or direct sale, and share the proceeds of these divestures directly with our investor-shareholders through formula driven dividends and reinvestment of profits.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Accounting Method

The  Company’s  financial  statements  are  prepared  using the  accrual method  of accounting. The Company has elected a December 31 year-end.

b. Revenue Recognition

The  Company  recognizes  revenue  when  persuasive  evidence  of  an  arrangement exists, goods delivered, the contract price is fixed or determinable, and collectibility is reasonably assured.

c. Income Taxes

The Company has adopted Statement of Financial Accounting Standards No. 109 - "Accounting for Income taxes" (SFAS 109). This standard requires the use of an asset and liability approach for financial accounting, and reporting on income taxes. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized.

GLOBAL DEVELOPMENTS INC.
(Formerly known as Autobahn International, Inc.)
Notes to the Financials Statements
June 30, 2006

d. Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

e. Assets

At the end of each financial period, the management estimates the fair value of investments based  on  the  criteria  below  and  reflects  such  valuations  in  the consolidated financial statements

Securities which are traded on a recognized securities exchange and for which no sales restrictions apply, are recorded at fair market values based on the closing price of the securities, the last day it traded.

Securities which are traded on a recognized securities exchange but are restricted for sale  or  transfer  are  recorded  at  amounts  discounted  from market  value. In determining the discount for such investments the company considers the nature and length of restriction, business risk of the investee company, its stage of development, market potential, relative trading volume and price volatility, and any other factors that may be relevant to the ongoing and realizable value of the investment.

Securities in privately-held companies are recorded at cost unless upward adjustment is  considered  appropriate  and  supported by  pervasive and  objective evidence. Downward adjustments to carrying value are made when there is evidence of a decline in value as indicated by the assessment of the financial condition of the investment.

Debt instruments are valued at the lesser of the discounted cash flow or the fair value of the underlying security.

GLOBAL DEVELOPMENTS INC.
(Formerly known as Autobahn International, Inc.)
Notes to the Financials Statements
June 30, 2006

2005 Equity Investments	Issuer	Description	Cost	Fair Market Value as ofJune 30, 2006
	Canoe Creek Golf Course	200,000 Shares	$168,180	$168,180
	Bio Life Remedies	2,050,000 Shares	$100,000	$100,000
	Aurelio Resources	250,000 Shares	$25,000	$25,000
2005 Sub Total			$293,180	$293,180
2006 Quarter 1 Equity Investments	Issuer	Description	Fair Market Value as of Cost June 30, 2006
	Red Truck Entertainment	2,153,846 Shares	$140,000	$140,000
	Eagle Aero Holdings	2,000,000 Shares	$30,000	$30,000
	ResortShips International	3,214,286 Shares	$225,000	$225,000
	Vinq Entertainment LLP	4 units	$200,000	$200,000
2006 Q1 Sub Total			$595,000	$595,000
2006 Quarter 2 Equity Investments	Issuer	Description	Fair Market Value as of Cost June 30, 2006
	Red Truck Entertainment	3,846,153 Shares	$250,000	$250,000
	World Hockey Association	8,000,000 Shares	$240,000	$4,880,000
	Kinder Travel	2,000,000 shares	$100,000	$100,000
	Med Tech Solutions Inc.	300,000 Shares	$775,000	$775,000
	World Mobile Network	2,500,000 Shares	$35,000	$35,000
2006 Q2 Sub Total			$1,400,000	$6,040,000
2005 Loan Investments	Borrower	Description	Fair Market Value as of Cost June 30, 2006
	Kinder Travel Inc.	Convertible Debenture	$49,991	$49,991
	New World Entertainment	Convertible Debenture	$284,000	$284,000
	Morning Star Holdings	Convertible Debenture	$822,273	$800,000
	Studio Zone	Convertible Debenture	$109,000	$109,000
2005 Sub Total			$1,265,264	$1,242,991
2006 Quarter 1 Loan Investments	Borrower	Description	Fair Market Value as of Loan June 30, 2006
	Franklin Ross	Loan	$100,000 $	100,000
	Kinder Travel	Convertible Debenture	$75,281 $	75,281
	New World Entertainment	Convertible Debenture	$17,857 $	17,857
	Eneco Industries	Convertible Debenture	$41,788 $	41,788
	Autobahn International	Convertible Debenture	$54,520 $	54,520
	The Studio Zone, Inc	Convertible Debenture	$2,291 $	2,291
	5 Star Design Group	Convertible Debenture	$1,856 $	1,856
2006 Q1 Sub Total			$293,593 $	293,593
2006 Quarter 2 Loan Investments	Borrower	Description	Fair Market Value as of Cost June 30, 2006
	New World Entertainment	Convertible Debenture	$2,950,000	$2,950,000
	Eneco Industries	Convertible Debenture	$185,750	$185,750
	Seer Sign and Graphics	Convertible Debenture	$897	$897
	Irwin Energy	Convertible Debenture	$685,000	$685,000
	Omni Entertainment	Convertible Debenture	$400,000	$400,000
	Helixus Productions	Loan	$86,000	$86,000
	The Studio Zone, Inc	Convertible Debenture	$11,322	$11,322
	Autobahn International	Convertible Debenture	$8,333	$8,333
	Kinder Travel Inc.	Convertible Debenture	$107,077	$107,077
	5 Star Design Group	Convertible Debenture	$12,716	$12,716
	UBA Technology	Loan	$100,000	$100,000
2006 Q2 Sub Total			$4,547,095	$4,547,095
Grand Total			$8,394,132	$13,011,859

f. Property and Equipment

As of June 30, 2006 the company does not have any property or equipment.

GLOBAL DEVELOPMENTS INC.
(Formerly known as Autobahn International, Inc.)
Notes to the Financials Statements

June 30, 2006

g. Income ( Loss )

Income represents all of the company’s revenue less all its expenses in the period incurred.

                            We have not yet generated any revenues to offset operating expenses.

Revenue for the years 2004 and 2005 was $0. The Company has incurred a net unrealized gain of $4,617,727 for the period from December 9, 2004 (inception) to the end of the six-month unuadited period on June 30, 2006.

Expenses for 2004 were $820 and  for  2005  were  $525. Total net loss for 2004 was $820 and net loss for 2005 was $525. Expenses for the six months ending June 30th, 2006 were $2,277.

h. Basic Income (Loss) Per Share

The computation of basic income (loss) per share is based on the weighted average number of shares outstanding during the periods covered by the financial statements. Diluted income per shares units is equal to the basic income per unit as there are no potentially dilutive shares outstanding.

i. Cash and Cash Equivalents

For purposes of the statement of cash flows, the company considers all highly liquid investments purchased with maturity of three months or less to be cash equivalents.

i. Liabilities

On  August 31,  2005 the  company entered  into  a  Convertible  Debenture  Loan Agreement with  Nexus  Asset  Holdings  LLC.    The  loan agreement  was  for $1,000,000, for a two (2) year period and is due or must be converted to shares on or before August 31, 2007.

On September 30, 2005 the company entered into a Convertible Debenture Loan Agreement with Nexus Assets Holdings LLC. The loan agreement allows the company to borrow up to $9,000,000 over a two (2) year period. As of December 31, 2005 the company had drawn down $8,483,925 from this loan. The loan agreement is due or must be converted to shares on or before September 30, 2007.

NOTE 3 - GOING CONCERN

The  accompanying  financial  statements  have  been  prepared  assuming  that  the Company will continue as a going concern, which contemplates the realization of assets and the liquidation of liabilities in the normal course of business. However, the Company has accumulated a loss and is new.  This raises substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from this uncertainty.

GLOBAL DEVELOPMENTS INC.
(Formerly known as Autobahn International, Inc.)
Notes to the Financials Statements
June 30, 2006

NOTE 3 - GOING CONCERN (continued)

As shown in the accompanying financial statements, the Company has incurred a net unrealized gain of $4,617,727 for the period from December, 2004 (inception) to June 30, 2006 and has not generated any revenues.  The future of the Company is dependent upon its ability to obtain financing and upon future profitable operations from the development of acquisitions. Management has plans to seek additional capital through a private placement and public offering of its common stock. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

PART III

EXHIBITS

Exhibit Number	Description of Exhibits
3.1	Articles of Incorporation
3.2	Bylaws, as amended
10.1	Engagement Agreement John Briner
10.2	Engagement Agreement Julius Briner
10.3	Engagement Agreement Esther Briner
10.4	Engagement Agreement Richard Crofts
10.5	Engagement Agreement Natalie Salomon
10.6	Engagement Agreement Leighton Dean
10.7	Engagement Agreement Dan Baxter
10.8	Agreement - Canoe Creek Golf Course
10.9	Agreement - Bio Life Remedies
10.10	Agreement - Aurelio Resources
10.11	Agreement - Red Truck Entertainment
10.12	Agreement - Eagle Aero Holdings
10.13	Agreement - ResortShips International
10.14	Agreement - Vinq Entertainment LLP
10.15	Agreement - World Hockey Association
10.16	Agreement - Kinder Travel
10.17	Agreement - Med Tech Solutions Inc.
10.18	Agreement - World Mobile Network
10.19	Agreement - New World Entertainment
10.20	Agreement - Morning Star Holdings
10.21	Agreement - The Studio Zone, Inc
10.22	Agreement - Franklin Ross
10.23	Agreement - Eneco Industries
10.24	Agreement - Autobahn International
10.25	Agreement - 5 Star Design Group
10.26	Agreement - Seer Sign and Graphics
10.27	Agreement - Irwin Energy
10.28	Agreement - Omni Entertainment
10.29	Agreement - Helixus Productions
10.30	Agreement - UBA Technology
23.1	Consent of auditor

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 10-SB and authorizes this registration statement to be signed on its behalf by the undersigned in the city of Vancouver, Province of British Columbia, on November 19, 2006.

Global Developments, Inc. (Registrant)

By:	/s/ John D. Briner
John D. Briner, President and a Director

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.

Signature	Title	Date
/s/ John D. Briner	President and a Director	November 19, 2006
John D. Briner